UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 3
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        N-Viro International Corporation
                                Name of Issuer

                        Common Shares, without par value
                         Title of Class of Securities

                                    62944W207
                                 CUSIP Number

                              J. Patrick Nicholson
			    N-Viro Energy Systems, Inc.
                               2306 Birch Run Court
                               Toledo, Ohio 43560
                                 419 829-3555

                  Name, Address and Telephone Number of
Person
                Authorized to Receive Notices and
Communications

                                 With copies to:
                               Jery E. Barton, Esq.
                               Kenney & Niehaus, Ltd,
                             5470 Main Street, Suite 300.
                               Sylvania, Ohio 43560
                                 419 517-7000

                                October 05, 2005
             Date of Event which Requires Filing of this Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1e, 240.13d-1f or 240.13d-
1g, check the following box. [ ]

1

     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     Exhibit Index for this filing is located on page 9

 CUSIP No.  62944W207

                   1. Name of Reporting Person

                      J. Patrick Nicholson
		       N-Viro Energy Systems, Inc. FEIN 34-1117429


                   2. Check the Appropriate Box if a
Member of a Group

                      a   [ ]
                      b   [ ]

                   3. SEC Use Only


                   4. Source of Funds
                      N/A

                   5. Check if Disclosure of Legal
Proceedings Is Required Pursuant to Items 2d or 2e
[ ]

                   6. Citizenship or Place of Organization

			J. Patrick Nicholson  United States
			N-Viro Energy Systems, Inc.  Ohio

Number of 	   7.    J. Patrick Nicholson  461,335   13.4%
Shares Bene-
ficially by	   8.    Shared Voting Power    0 Shares
Owned by Each
Reporting         9.    Sole Dispositive Power  461,335
shares    13.4%
Person With
		  10.    Shared Dispositive Power         0 shares
2

                 11. Aggregate Amount Beneficially Owned
by Each Reporting Person   461,335 shares, of which 54,047
are owned by
J. Patrick Nicholson, 289,788 shares are owned by N-Viro
Energy Systems, Inc., 50,000 are owned jointly by Mr.
Nicholson and 3 of his sons, Michael G. Nicholson, Timothy
J. Nicholson, and Robert F. Nicholson.  Also included are
67,500 shares issuable upon exercise of options held by J.
Patrick Nicholson, which are currently exercisable at prices ranging from $1.50 to $5.00 per share. J. Patrick
Nicholson is the controlling shareholder of N-Viro Energy
Systems, Inc., which has dispositive power over 289,788 shares.

                  12. Check if the Aggregate Amount in Row
11 Excludes Certain Shares Not Applicable.


13.4%


                  14. Type of Reporting Person See
Instructions  IN, CO


















3



ITEM 1.     SECURITY AND ISSUER


The class of equity securities to which this Statement relates is the common stock the Common Stock of N-Viro
International Corporation, a Delaware corporation the Issuer. The Issuer's principal executive office address is: 3450 W. Central Avenue, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND

            a   J. Patrick Nicholson, N-Viro Energy
Systems, Inc.

            b   both at:  2306 Birch Run Court,
Sylvania, Ohio 43560

            c   J. Patrick Nicholson is retired and
previously served as the Chairman of the Board and CEO of the Issuer. N-Viro Energy Systems, Inc. was formerly the general partner of N-Viro Energy Systems, Limited, a limited partnership that was terminated as of December 31, 2001, and was one of the predecessor entities that combined to form
N-Viro International Corporation in October 1993.

            d-e   During the last five years, neither J.
Patrick Nicholson nor N-Viro Energy Systems, Inc. have been i convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or ii a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            f  J. Patrick Nicholson--United States;
181:    N- Viro Energy Systems, Inc. Ohio.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION
						4
J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993.

ITEM 4.     PURPOSE OF TRANSACTION

J. Patrick Nicholson plans to dispose of certain shares and use the proceeds as more fully described in Exhibit C attached hereto and made a part hereof.

Other than as described in Exhibit C, J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs a through j of the General Instructions for Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            a     J. Patrick Nicholson beneficially owns
461,335 shares of Common Stock, or 13.4% of the outstanding shares of Common
Stock of the Issuer.

                    J. Patrick Nicholson claims to own one
share of the Issuer's Series A Redeemable Preferred Stock, par value $.01 per share, the Preferred Stock representing 100% of the outstanding shares of Preferred
Stock. There exists a dispute about whether or not the Preferred Stock was properly redeemed by the Issuer.

            b     J. Patrick Nicholson has the sole
power to direct the disposition and voting of all shares indicated in a above, except for 67,500 shares which are currently subject to options. Until the exercise of such options, Mr. Nicholson cannot direct the voting or disposition of such shares.

            c     Transactions conducted by J. Patrick
Nicholson since the filing of Amendment No. 2 to this Form
13D are as follows:

                       Transaction Type           Date
Amount        Price Per Share      How Effected
---------         ------           -----------  ----------
--
                             Sale               06/13/05
3,947             $1.75                Broker
                             Sale               06/14/05
6,600            $1.773                Broker
                             Sale               06/15/05
3,400            $1.809                Broker
                             Sale               06/16/05
4,000            $1.863                Broker
                             Sale               06/17/05
3,500             $1.95                Broker
                             Sale               06/20/05

3,500             $1.986               Broker
                             Sale               06/21/05
1,250             $2.05                Broker
                             Sale               06/21/05
1,000             $2.02                Broker
                             Sale               06/22/05
1,000             $1.90                Broker
                             Sale               06/22/05
750               $1.95                Broker
                             Sale               06/23/05
1,500             $1.76                Broker
                             Sale               06/27/05
1,500             $1.80                Broker
                             Sale               06/28/05
2,000             $1.90                Broker
                             Sale               07/01/05
2,000             $1.75                Broker
                             Sale               07/11/05
127               $1.75                Broker
                             Sale               07/19/05
500               $1.75                Broker
                             Sale               07/20/05
1,500              $1.75               Broker
                             Sale               07/20/05
873                $1.80               Broker
                             Sale               07/21/05
400                $1.90               Broker
                             Sale               07/21/05
1,017              $1.85               Broker
                             Sale               07/21/05
500                $1.86               Broker
                             Sale               07/21/05
83                 $1.90               Broker
                             Sale               07/22/05
3,000              $1.90               Broker
                             Sale               07/26/05
593                $1.90               Broker
                             Sale               07/26/05
2,407              $1.90               Broker
                             Sale               07/27/05
2000               $1.95               Broker

Transactions Conducted by N-Viro Energy Systems, Inc.
since the filing of Amendment No. 2 to this Schedule 13D
are as follows:
7
CUSIP No.  62944W207


                       Transaction Type           Date
Amount        Price Per Share      How Effected

                             Sale               09/16/05
500             $2.15                 Broker
                             Sale               09/19/05
2,307           $2.10                 Broker
                             Sale               09/19/05
1,000           $2.15                 Broker
                             Sale               09/20/05
1,000           $2.22                 Broker
                             Sale               09/20/05
1,000           $2.25                 Broker
                             Sale               09/21/05
1,500           $2.15                 Broker
                             Sale               09/23/05
4,000           $2.20                 Broker
                             Sale               09/23/05
1,500           $2.10                 Broker
                             Sale               09/23/05
1,000           $2.17                 Broker
                             Sale               09/23/05
500             $2.20                 Broker
                             Sale               09/23/05
1,000           $2.21                 Broker
                             Sale               09/28/05
500             $2.05                 Broker
                             Sale               10/03/05
1,500           $1.75                 Broker
                             Sale               10/03/05
500             $1.90                 Broker
                             Sale               10/04/05
1,000           $1.80                 Broker
                             Sale               10/05/05
1,000           $1.80                 Broker
                             Sale               10/05/05
1,000           $1.80                 Broker
362:

d-e   Not applicable.

8
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

J. Patrick Nicholson has filed a Demand for Arbitration related to his former employment, former consulting position with the Issuer, and status as the holder of Preferred Stock. The parties are presently in the process of selecting an arbitrator pursuant to the rules of the American Arbitration Association. J. Patrick Nicholson has made an offer to purchase certain securities from the Issuer as described in Exhibit C attached hereto and made a part hereof.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

	Index to Exhibits appears as next page; there are 3 exhibits attached.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	/s/ J. Patrick Nicholson by Jery E. Barton,  his
attorney-in-fact
Date:     October 5, 2004
	J. Patrick Nicholson, for himself and as President of N-
Viro Energy Systems, Inc.

Name/Title:   J. Patrick Nicholson, individually
	      J. Patrick Nicholson, President, N-Viro Energy
Systems, Inc.
















8


Exhibit Index to Form 13D/A
Filed by J. Patrick Nicholson on October 6, 2005


Exhibit
422:    Title of Exhibit
Incorporated
on Page #
Page #
A
Power of Attorney

8
B
Consent to Joint
Filing

9
C
Purpose of Filing
Change of Intentions
of J. Patrick
Nicholson
3,6
10




















9





POWER OF ATTORNEY


	KNOW ALL MEN BY THESE PRESENTS, that I, J. PATRICK
NICHOLSON, of 2306 Birch Run Court, Sylvania OH 43560 have made, constituted and appointed, and by these presents do make, nominate and appoint my attorney, JERY E. BARTON of Kenney & Niehaus, Ltd.5470 Main Street, Suite 300,
Sylvania, OH 43560, Phone: 419 517-7000, my true and lawful attorney, for me and in my name, place and stead:

		1. To do any and every act of whatsoever nature which I might personally do, hereby giving and granting unto my said attorney full power and authority to do and perform all and every act and thing whatsoever requisite or necessary or proper to be done in and about the PREPARATION, EXECUTION AND FILING OF ANY AND ALL FORMS AND
SCHEDULES, INCLUDING EXHIBITS THERETO, WITH THE U.S.
SECURITIES AND EXCHNGE COMMISSION as full and to all intents and purposes as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that my said attorney may lawfully do or cause to be done by virtue hereof.

		2.	An executed copy of this Power of Attorney
shall serve as an original when presented, in person, through the mails, or by facsimile transmission by the duly appointed attorney hereunder.

		IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of October, 2005.

							/s/ J. Patrick Nicholson

							     J. Patrick Nicholson








10





EXHIBIT B

CONSENT TO JOINT FILING


	J. PATRICK NICHOLSON AND N-VIRO ENERGY SYSTEMS, INC.
HEREBY CONSENT TO THE JOINT FILIING OF THEIR INFORMATION
WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

/S/ J. PATRICK NICHOLSON BY JERY E. BARTON, HIS ATTORNEY-
IN-FACT

J. PATRICK NICHOLSON

N-VIRO ENERGY SYSTEMS, INC.

/S/ J.PATRICK NICHOLSON, PRESIDENT, BY JERY E. BARTON, HIS
ATTORNEY-IN-FACT

BY:










11




Exhibit C to Form 13D/A

Filed by J. Patrick Nicholson and
N-Viro Energy Systems, Inc.

Change of Intentions of J. Patrick Nicholson

Introduction

J. Patrick Nicholson "Mr. Nicholson", founder and former
Chief Executive Officer of N-Viro International
Corporation NVIC, together with his affiliated entity, N-Viro Energy Systems, Inc. "NVES" have recently sold
74,254 shares of NVIC common stock the "Shares", reducing Mr. Nicholson's ownership of NIVC common stock from 15.23% to 13.38%. Mr. Nicholson and NVES plan to sell at least another 35,000 Shares in 2005.

	Mr. Nicholson will use proceeds from the sale of securities described above to finance an on-going arbitration with NVIC, after, in Mr. Nicholson's opinion, NVIC breached at least four 4 important provisions of NVIC's 2003 Consulting Agreement with Mr. Nicholson.
NVES, the corporate general partner of N-Viro Energy
Systems, Ltd., the Ohio limited partnership that in 1993 established NVIC, will initiate all available remedies, including derivative and direct civil litigation, with the intention of correcting perceived and suspected wrong-doing and mismanagement at NVIC.

Objections to Board of Directors Actions

	The wrongdoing suspected by Mr. Nicholson and NVES is that a majority of the incumbent Board of Directors of NVIC are furthering a plan to transfer its principal assets into other entities, over which certain directors and their affiliates may exercise significant control and obtain significant investment positions. NVIC could then be taken into bankruptcy or otherwise abandoned, leaving many shareholders with less than a fair value for their shares.

	This suspicion, more specifically, is the possibility
that directors Haslinger and Logan intend, and have taken
overt steps, to transfer a majority of the economic value
12
of NVIC's sludge processing contract with the City of Toledo, Ohio into an entity controlled by them. Mr.
Nicholson and NVES believe that documentary evidence exists to support the existence of such a plan.

	A second, more damaging dimension of the actions believed to be planned is the transfer of the key technologies owned by NVIC-the bio-fuel technologies-to a separate entity which may also be controlled by certain directors. The formation of a Nevada corporation and wholly-owned subsidiary of NVIC known as Alternative
Fuels, Inc. is believed to be a step in the implementation of this plan.

	Mr. Nicholson and NVES suspect the propriety of the motives of a majority of the Board of Directors partly because of a systematic elimination of personnel from NVIC that are essential to properly manage and conduct the business in its present structure. Examples include:

Randy Hoffman left the employment of NVIC in August, 2005 citing differences with Mr. Haslinger, director and CEO.
Mr. Hoffman was the most qualified and experienced operator of NVIC Toledo facility, its most important revenue-producing operation.

William Meyer, former Manager of Product Sales was terminated by Chairman of the Board Phillip Levin.

David Thayer, Assistant to Mr. Hoffman, resigned for the stated reason that he "had no confidence in Mr.
Haslinger."

Tim Nicholson was terminated without notice on September
15, 2005.  Tim Nicholson was NVIC's most knowledgeable and
experienced procurer of alkaline by-products such as fly
ash and lime kiln dust, which is an essential function of
operating NVIC's business.  Further, Tim Nicholson had
established relationships within the mineral by-products
industry that enabled Tim Nicholson's and Randy Hoffman's
activities to become NVIC's number one profit center.
Such contacts and experience are especially vital to
generators of mineral by-products because, pursuant to
federal law, their liability for safe and lawful
disposition of their residuals follows the materials into
the hands of the parties they contract with for
disposition.  There does not appear to be an employee at
13
NVIC with appropriate skills and experience to perform the function previously performed by Tim Nicholson.
Accordingly, the termination of Tim Nicholson raises questions about management's true intentions with respect to the future financial viability of NVIC.

Mr. Nicholson and NVES have also been informed of the termination of NVIC's relationship with Matt Straw, an independent contractor, who was utilized by NVIC because of his knowledge, background and contacts in agriculture.
Mr. Straw's function was to arrange for the disposition of N-Viro Soil for land application on farms, on terms advantageous to NVIC. .

Further, the individual who appears to be currently in charge of Toledo operations, has no qualifications, experience, or sufficient training to manage this responsibility without the active participation of other qualified persons such as those listed above.










14



Possible Claims

Mr. Nicholson and NVES believe that NVIC's gross profits will inevitably diminish in the next twelve months as a result of the Board of Directors actions described above.
Accordingly, Mr. Nicholson and NVES intend to sell their shares and pursue whatever remedies are available.
Evaluating the available remedies will require, if possible, deposing the directors and officers of NIVC over the years 2003, 2004 and 2005. Such depositions will be undertaken as part of the discovery process in Mr.
Nicholson's pending arbitration against NVIC, and pursuant to court orders in litigation to be initiated in other available jurisdictions.

The possible causes of action that may form the basis of future claims, in addition to matters referred to above, include the following:

A lack of transparency in shareholder disclosures of NVIC, for example, at a recent meeting attended by Mr. Nicholson and numerous other parties, a director stated that the SAMI Group, plaintiffs in the 2003 litigation against NVIC and Mr. Nicholson, together with associated parties, had amassed approximately 1,750,000 shares of NVIC's common stock. This concentration of shares represents effective control of NVIC; however, Mr. Nicholson and NVES believe that the identity and intentions of the SAMI group have not been fully disclosed on the public record.

The effective control referred to in the above paragraph
was in part  achieved through a private placement
conducted by Ophir Holdings, Inc. of North Kingston, Rhode
Island, an investment banking firm retained by NVIC the
"Ophir Private Placement", which, based on the public
record, appears to Mr. Nicholson and NVES to have been not
in the interests of shareholders generally.  The Ophir
Private Placement resulted in approximately a 40% dilution
in operating control of NVIC in an attempt to raise
$750,000 through the sale of Units at $2.25 per Unit,
consisting of one share of NVIC common stock and a warrant
to purchase an additional share at $2.85.  The Ophir
Private Placement was directed to SAMI and parties
associated with SAMI.  Ophir Holdings, Inc. defaulted on
the Ophir Private Placement, which was subsequently
altered after it commenced, with the offering price
reduced to $1.25 per share and the warrant price reduced
15
to $1.85 per share.   The Ophir Private Placement resulted
in approximately $600,000 being raised at $1.25 per Unit.
Qualified existing shareholders of NVIC were not given any opportunity to participate in the Ophir Private Placement, thus assuring a change in the effective control of NVIC to SAMI and its affiliates.

Mr. Nicholson and NVES believe that the relationship of Ophir Holdings, Inc. to certain directors and SAMI may have been inadequately disclosed at the time NVIC entered into such relationship. In particular, at the time NVIC entered into its relationship Ophir Holdings, Inc. Mr.
Nicholson and NVES believe that the identity of the President of Ophir, Mr. Francis Diprete, a member of
NVIC's Board of Directors, may not have been disclosed to the Board. Mr. Nicholson and NVES question whether Ophir
Holdings, Inc., a Nevada corporation, was in fact a functioning investment banking firm as indicated. Ophir
Holdings, Inc. was dissolved on April 19,2005; and appears to have ceased operations. To the knowledge of Mr.
Nicholson and NVES, there is no public record of Ophir
Holdings, Inc. ever having participated in a transaction in a traditional investment banking role. Further, Mr.
Nicholson and NVES believe that certain promotional compensation given to Ophir Holdings, Inc. was not in fact payment for services rendered to NVIC, and was subsequently transferred to Robert Cooke, an affiliate of NVIC.

In 2003, NVIC's stockholders approved a reduction in the number of directors from 9 to 7. This reduction resulted in the loss of two independent and experienced directors.
Six months later, in 2004, the Board of Directors added 2 seats back to the board composition. This action resulted in the inclusion of 2 SAMI investors on the Board. Mr.
Nicholson and NVES wish to understand the relationship of this transition to the Ophir Private Placement.

E.	In the first meeting of the new NVIC Board of Directors
in 2004, Daniel Haslinger was elected President and CEO.
It is the opinion of Mr. Nicholson and NVES that this was
an irresponsible action and breach of the directors duty
of care in exercising control over the management and
policies of NVIC, for the following reasons:	Mr.
Haslinger, to the knowledge of Mr. Nicholson and NVES, lacks experience in NVIC's industry; lacks a scientific or -16- technical background related to NVIC's current or future technologies; lacks a management background in the arena of public companies; lacks contacts and relationships with customers and prospective customers, suppliers and prospective suppliers, and acknowledged industry leaders; lacks leadership and personnel management skills appropriate to the position of President and CEO of NVIC.

Since the election of Mr. Haslinger as CEO, a number of NVIC employees, that in the opinion of Mr. Nicholson and NVES, were competent and qualified to carry out their responsibilities in a proper manner, have separated from NVIC. In the opinion of Mr. Nicholson and NVES, the net result of the employee departures is first, to expose NVIC and the City of Toledo to certain possible public health risks if mistakes resulting from inexperience are made in the processing of materials at NVIC's plant, and, second, to greatly constrain NVIC's ability to grow in its primary business by reason of lacking qualified operations personnel.

It is the opinion of Mr. Nicholson and NVES that the incumbent directors have total responsibility for the above shortcomings if Toledo plant operations should cause any harm to NVIC or problems in the Toledo community generally.

In 2002 Mr. Haslinger introduced NVIC top management to
Mr. Richard Bernardi, a convicted felon, believed by Mr.
Nicholson and NVES to be associated with organized crime.
Mr. Bernardi attempted to gain control of NVIC.  In 2003
Mr. Haslinger and director Terry Logan negotiated with Unified Environmental Services LLC to acquire control of that private company for $25,000,000, perhaps without informing the NVIC Board of Directors of this negotiation.
Mr. Nicholson and NVES believe that the capital partners for this proposed acquisition may have included Mr.
Bernardi.


Mr. Haslinger has told members of the NVIC Board of Directors, and stated to stockholders at the 2005 annual meeting held on June 20, 2005, that NVIC is relying on GardenScape as an outlet for the N-Viro Soil produced at NVIC's Toledo facility. Mr. Nicholson and NVES suspect that Mr. Haslinger might have a financial relationship with GardenScape which has not been properly disclosed to -17- NVIC's Board of Directors or stockholders. Further,
Mr. Nicholson and NVES do not know if the officers of GardenScape have entered into confidentiality agreements that would serve to protect the interests of NVIC in its relationship with GardenScape.


Possible Claims-Insider Trading

	Mr. Nicholson and NVES believe that that SAMI and its affiliates or associates may have been involved in insider trading of NVIC shares on at least two occasions:

During a three week period including the last week of October and the first two weeks of November 2002, large quantities of NVIC shares were purchased by SAMI and its affiliates and associates after directors were informed that NVIC's 3rd Quarter of 2002 would be profitable, following 5 successive loss quarters caused by extensive costs related to patent defense litigation. On December
15, 2002 NVIC's outside general counsel prepared a draft letter to the SEC advising of NVIC's concerns about unusual activity in the trading of its common stock.
NVIC's then CEO, Terry Logan, is believed to have refused to allow the attorney to send the letter to the SEC, and is further believed to have prevented Board of Directors of NVIC from discussing this matter in a meeting. Mr.
Logan terminated NVIC's relationship with its then outside general counsel within two weeks after this incident.

B.	In the spring of 2004, after members of the NVIC Board
of Directors privately learned of difficulties with NVIC's contract with the City of Toledo, Ohio, SAMI liquidated its shareholdings in NVIC, which caused a loss of standing in SAMI's litigation with NVIC in the Delaware Chancery
Court.

C.	To the knowledge of Mr. Nicholson and NVES, neither
event described above, though publicly discussed in court records, was ever investigated by the NVIC Board of Directors or reported to the SEC or to stockholders.


Summary

In summary, Mr. Nicholson and NVES are selling a significant portion of their shareholdings in NVIC because of a total lack of confidence and trust that the current
18 NVIC Board of Directors, now under the control of SAMI and its associates, is committed to the interests of shareholders generally and not to the furtherance of personal or factional financial objectives. Specifically, Mr. Nicholson and NVES have a basis to believe that, during 2005, the Board of Directors has actively considered the transfer of the two primary assets of NVIC into the control of other, perhaps related, parties.
These assets would be:

NVIC's contract with the City of Toledo, Ohio; and, NVIC's bio-fuel technology.

Further, through the termination of Tim Nicholson's employment, NVIC's revenue stream from its minerals by-products business, its highest return on investment business, has most likely been seriously jeopardized.
Further still, to the knowledge of Mr. Nicholson and NVES, NVIC's manure stabilization technology and nematode suppression technology, developed in the last 3 years, have not been introduced to the marketplace or otherwise commercially exploited by NVIC.

Mr. Nicholson and NVES have repeatedly warned shareholders that NVIC has not been pursuing their best interests, specifically in a 2003 letter warning that the prospective transfer of control to SAMI could have consequences not in the best interests of many stockholders. Further there was a letter to all stockholders in June 2005, protesting the Board of Director's proposed resolution that amended
NVIC's Certificate of Incorporation to eliminate the required 75% shareholder vote to approve any merger or consolidation with, or proposed by or on behalf of, an Interested Stockholder or Affiliate or Associate of an Interested Stockholder. This proposal carried and now the required shareholder vote to approve such a business combination is 51%..

In January 2005, the Board of Directors retained Fabio
Berkowitz, an investment banker and Chief Financial
Officer of Drinks Americas, a beverage company, for the stated purpose of seeking potential buyers or merger partners for NVIC. In a recent meeting, a director stated that discussions were ongoing with a major public company amounting to due diligence activities. Mr. Nicholson and NVES believe such statements can be shown to have been untrue, as there is no evidence of any such discussions.
Further, Mr. Berkowitz does not appear -19-
 to Mr. Nicholson or NVES to have a background in the industries in which NVIC participates, or contacts in such industries, or a professional presence in the investment banking industry which would make it reasonably likely that he would succeed in the stated purpose of his engagement.

Mr. Nicholson made a written offer the "Nicholson Offer" to NVIC management on August 16, 2005 attached hereto as Attachment A which included, besides purchasing a substantial number of shares from Mr. Robert Cooke and associated parties, and other elements, the purchase of 500,000 unregistered shares from NVIC at $2.00 per share, the then approximate market value, in a private placement transaction the "Private Placement". The purposes of the Nicholson Offer include providing NVIC with needed working capital to commercially exploit its best market opportunities, which are believed to be in the bio-fuels area. The Nicholson Offer was amended on September 26,
2005 attached hereto as Attachment B.  This Amended
Nicholson Offer increased the number of NVIC shares subject to the Option contained in the Nicholson Offer to $1,250,000 shares and left the termination date of the Option open, subject to cancellation if: a over 20% of NVIC's recently announced bio-fuel subsidiary is sold to outside interests; b NVIC loses the Toledo contract by "termination for cause", as defined in the Toledo contract; or, c NVIC or any NVIC officers or directors are indicted on any charges related to NVIC.

At the date of this filing, Mr. Nicholson does not know if the availability of the Nicholson Offer, the Private
Placement, or the Amended Nicholson Offer was communicated to the Board of Directors. The foregoing items have not been communicated to stockholders.

Conclusion

As a result of all of the foregoing, and for other reasons, Mr. Nicholson and NVES have formed the opinion that the actions of the NVIC Board of Directors are contrary to the proper interests of independent shareholders, meaning shareholders not associated with the SAMI group, however large it may be. Mr. Nicholson and NVES further believe that there exists a possibility of criminal wrongdoing, and that more significant civil wrongdoing has been accomplished or is being contemplated.
-20-
  Accordingly, 4 courses of action are being pursued immediately:

As stated above, Mr. Nicholson and NVES are selling a significant portion of their Shares.

There is a Demand for Arbitration pending before the American Arbitration Association; in all likelihood, litigation will be initiated involving NVIC and individuals who are personally accused of wrongdoing.

Mr. Nicholson and NVES have presented to regulatory authorities various evidence of suspected wrongdoing; most importantly, concern has been expressed to law enforcement agencies about a reported death threat against the life of a corporate officer of NVIC, which threat was communicated by Mr. Haslinger, President and CEO. To the knowledge of Mr. Nicholson and NVES, no significant effort was made by NVIC to investigate this threat, and the facts surrounding this matter remain unknown. Further, there have been other accusations of wrongdoing against officers or directors relating to conspiracy and bribery, which also appear not to have been investigated thoroughly by the Board of Directors.

Mr. Nicholson and NVES believe that NVIC must substantially change its management and governance policies if it is to compete successfully in the markets it is now participating in. Absent such changes, NVIC will not be able to generate a competitive return on its invested capital or obtain additional capital needed to attract capable personnel and grow its operations. If such changes are not undertaken, Mr. Nicholson and NVES intend to return to the environmental and by-product utilization industries at some time in the future, and will likely be in competition with NVIC.




21



Attachment A

OUTLINE OF OPTION TO PURCHASE UP TO 1.5 MM SHARES OF
COMMON STOCK OF N-VIRO INTERNATIONAL CORP. BY NICHOLSON
ENTERPRISES, LLC


PART 1-PURCHASE FROM COOKE INTERESTS

Nicholson Enterprises LLC hereby solicits an option the "Option" to purchase 1,000,000 shares of common stock of NVIC from Robert Cooke and his associates, on the following terms:

Option period to begin on the date it is granted and expire 45 days later.
Option fee to be $10,000, payable upon signing, credited to purchase price or forfeited if Part 1 Closing does not occur by 45th day.
Purchase price to be Three Dollars $3.00 per share, payable in cash at Part 1 Closing.
Part 1 Closing to be contingent upon delivery of a minimum of 1,000,000 shares.
Part 1 Closing to be contingent upon Part 2 below being also under contract.

PART 2-PRIVATE PLACEMENT

Nicholson Enterprises LLC will purchase 500,000 shares of common stock from NVIC in a private placement transaction upon the following terms:

Purchase Price to be Two Dollars $2.00 per share, payable in cash at the Part 2 Closing, which will occur not later than 10 days after the Part 1 Closing.
Purchase to be contingent upon the completion Part 1
Closing.
Purchase to be contingent upon agreement of the current
NVIC Board of Directors to resign effective upon the Part
2 Closing.


PART 3-VOTING TRUST

Within 10 days after Part 2 Closing, Pat Nicholson, NVES, and others will contribute not less than 800,000 shares of NVIC common stock to a voting trust to be voted by Nicholson Enterprises, LLC. -22-


PART 4-CONTINGENCY

The above offers are contingent upon successful negotiation and signing of the Restated Consulting
Services Agreement between Pat Nicholson and NVIC.
Attachment B



September 26, 2005



CERTIFIED MAIL

Mr. Phillip Levin
Chairman of the Board
N-Viro International Corp.
3450 W. Central Avenue
Toledo, OH 43606

	Re:	Nicholson Enterprises LLC

Dear Mr. Levin:

We represent Nicholson Enterprises, LLC. This letter is a follow-up of Nicholson Enterprises, LLC's Outline of
Option to Purchase Shares the "Option" proposal delivered to you on August 17, 2005, copy attached for convenience.

The Option is reiterated, with the following two modifications: 1 the Option is increased so that Nicholson Enterprises LLC will purchase up to One Million
Two Hundred Fifty Thousand 1,250,000 shares of NVIC's common stock for $3.00 per share in a cash transaction;
provided that at least 60% of the shares so purchased must be shares that have a warrant attached; and 2 the offer contained in the Option shall remain in effect until terminated by Nicholson Enterprises, LLC, or, shall automatically terminate if any of the following three events occur:

Over 20% of NVIC's recently announced bio-fuel subsidiary is sold to outside interests. -23--

NVIC loses the Toledo contract by "termination for cause".

NVIC or any NVIC officers or directors are indicted on any charges related to NVIC.

Thank  you for your attention to this letter.

Sincerely,


Jery E. Barton


-24-








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